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Washington, DC

FILE NO. 82-4861

October 4, 2004

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice of Transfer of Shares of Cameo Interactive, Ltd. (dated September 28, 2004) (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 10/19

(Translation)

File No. 82-4861

September 28, 2004

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Transfer of Shares of Cameo Interactive, Ltd.

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on September 28, 2004, determined to sell all the issued shares of its wholly-owned subsidiary Cameo Interactive, Ltd. (Head office: Yodogawa-ku, Osaka, President and Representative Director: Takahiro Sonoda, the "Cameo") to the group of e frontier, Inc. (Head office: Shinjuku-ku, Tokyo, President and Representative Director: Kenichi Ando, "E Frontier"), as described below:

Description

1. Reason for the transfer of shares:

Cameo, as a company in charge of software and equipment for producing music and sounds by computers and system integration services therefor within the Company and its group companies (the "MegaChips Group"), has contributed to business expansion of the MegaChips Group. However, while the MegaChips Group has concentrated more management resources on its core business area (development and sale of LSIs, development and sale of industrial and consumer system products), the synergy effects with Cameo have been lessened.

The E Frontier group is in a strong position to develop and sell software related to digital contents. Specifically, the group has established a track record in the area of image production utilizing three-dimensional computer graphics. On the other hand, Cameo's product line of software for musical production and editing has received worldwide recognition for its high efficiency. We believe that the synergy effects of both

companies' operations with able creators serving as the backbone of the operations in the area of production of digital contents will, through the integration of their businesses of development and sale of software developed over the years, materialize a line of products best suited to meet the market and customer needs and the provision of quality services, whereby improving efficiencies of their businesses and accelerating growth.

By the sale of the shares of Cameo, the MegaChips Group will more clearly define its policy of selection and integration in business restructuring which has been promoted since the previous business year and facilitate growth of its core businesses. In concrete terms, the MegaChips Group will strengthen competitiveness on a medium- and long-term basis and establish a higher profitability base by concentrating management resources on its core LSI business and, specifically, expanding its application-specific LSI (ASSP) business, and increase profits by strengthening management bases of its system business, whereby generating greater value of the whole Group.

2. Outline of the subsidiary to be transferred:

(1)	Trade name:	Cameo Interactive, Ltd.
(2)	Representative:	Takahiro Sonoda President and Representative Director
(3)	Location of head office:	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka
(4)	Establishment:	April 1, 2004 Cameo Interactive, Ltd. was incorporated by MegaChips System Solutions Inc. (previously called MegaFusion Corporation) separating and transferring its audio authoring business to the newly incorporated company.
(5)	Contents of business:	Planning, development, production, sale, export and import of software and data related to multimedia, including audio and visual editing
(6)	Date of settlement of accounts:	March 31 of each year
(7)	Number of employees:	25
(8)	Principal offices:	Yodogawa-ku, Osaka, and Chiyoda-ku, Tokyo
(9)	Capital:	¥250 million
(10)	Total number of issued shares:	5,000 shares
(11)	Principle shareholder and shareholding ratio:	MegaChips Corporation 100%

Operating results for the last two business years

(Millions of yen)

	Year ended March 31, 2003 (as at March 31, 2003)	Year ended March 31, 2004 (as at March 31, 2004)
Current assets:	646	357
Fixed assets:	194	199

Total assets:	841	557
Current liabilities:	78	235
Fixed liabilities:	-	-
Total liabilities:	78	235
Sales:	1,439	1,235
Operating profit:	128	1

(Note) Cameo Interactive, Ltd. was incorporated by MegaChips System Solutions Inc. separating and transferring its audio authoring business to the newly incorporated company as of April 1, 2004. Hence, the table shows the results of the audio authoring segment of MegaChips System Solutions Inc.

3. Schedule:

September 28, 2004	Resolution of the Board of Directors;
	Conclusion of an agreement on the sale of shares
November 2004 (expected)	Determination of the sale price;
	Convocation of an extraordinary general meeting of shareholders and a meeting of the board of directors of Cameo
December, 2004 (expected)	Transfer of the location of the head office and East Japan business office of Cameo to Shinjuku-ku, Tokyo;
	Transfer of the location of the West Japan business office of Cameo to Chuo-ku, Osaka

4. Shareholding ratios before and after the transfer:

Shareholding ratio before the transfer	The Company:	100%	E Frontier group:	0%
Shareholding ratio after the transfer	The Company:	0%	E Frontier group:	100%

5. Outline of the company to acquire the shares:

(1)	Trade name:	e frontier, Inc.
(2)	Representative:	Kenichi Ando President and Representative Director
(3)	Location of head office:	22-1, Nishi-Shinjuku 6-chome, Shinjuku-ku, Tokyo 163-1111
(4)	Establishment:	July 1999
(5)	Contents of business:	Development and sale of PC package software; development and sale of software; planning, development and production of three-dimensional computer graphics (3DCG); and provision of digital contents

(6)	Date of settlement of accounts:	March 31 of each year		
(7)	Number of employees:	45		
(8)	Principal office:	Shinjuku-ku, Tokyo		
(9)	Capital:	¥628 million		
(10)	Principle shareholders and shareholding ratios:	Kenichi Ando	910 shares	16.2%
		Manabu Takami	700 shares	12.5%
		SoftBank Internet Technology Fund No. 2	504 shares	9.0%
(11)	Relationship with MegaChips Corporation:	None		

6. Future prospect:

As a result of the share transfer, Cameo will cease to be a consolidated subsidiary of the Company. The sale price of Cameo will be determined based on its interim operating results in the future negotiations. Currently, the forecasts of the interim and whole-year consolidated and non-consolidated operating results of MegaChips Corporation for the year ending March 31, 2005 are being prepared by fully taking into consideration of the time of exclusion of Cameo from the scope of consolidation and other factors affecting the whole-year operating results. The forecasts will be publicized promptly upon determination of the effects.

- END -

Attention:

Of the current plans, estimates, prospects, strategies, beliefs, etc. of the companies disclosed herein, those which are not historical facts are forward-looking statements. Forecasts of operating results in the future are not limited to any statements using "beliefs," "expectations," "plans," "strategies," "prospects," "estimates," "projections," "possibilities" or their synonyms in the explanations of operating activities and results in the future.

Such statements are based on management's judgments of the companies formed by using the information available as of the date hereof. Hence, actual operating results may substantially differ from these forecasts of operating results due to various material factors in the future. You should not rely solely on these forecasts comprehensively and excessively. Additionally, the companies may not always revise the future forecasts in spite of new information, future events and other results.

Risks and uncertainties include material and unforeseeable influences arising from future events. This document is not prepared to solicit investment. In making investment, you should act on your own judgment.